"PUBLIC"

16001936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 2250
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough (310) 806-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C
(Name – *if individual, state last, first, middle name*)

1801 California Street, Suite 2200	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GOLI KAMANGAR
Commission # 2140519
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2020

Notary Public

Signature

CO, CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

YEAR ENDED DECEMBER 31, 2015

Crowe GHP Horwath

GHP Horwath, P.C.
Member Crowe Horwath International

1801 California Street, Suite 2200
Denver, CO 80202
+1.303.831.5000 Tel
+1.303.831.5001 Fax
www.croweghphorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC (A Delaware Limited Liability Company) (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

GHP Horwath, P.C.

Denver, Colorado
February 29, 2016

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	1,820,495
Accounts receivable, net of allowance for bad debts of $35,000		707,572
Prepaid expenses and other assets		58,678
Due from related party		207,383
Furniture, fixtures and equipment, net		370,333
Deposits		41,853
Total assets	$	3,206,314
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	72,934
Unearned revenues		73,750
Accrued salaries		20,269
Deferred rent		141,593
Total liabilities		308,546
Member's equity		2,897,768
Total liabilities and member's equity	$	3,206,314

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences, real estate, aerospace and defense industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 29, 2016. Subsequent events have been evaluated through this date.

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking and valuation services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2015, the allowance for doubtful accounts was $35,000.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment banking, advisory and management services:

The Company earns revenue from investment banking, advisory and management services. Investment banking includes private placement and merger-and-acquisition services provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement. Service fees are recognized as revenue when the related services are provided. Transaction fees are recognized as revenue when the underlying transaction is completed.

Advisory services includes valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon completion of the services. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement. Service fees are recognized as revenue when the related services are provided.

Management services includes management of real estate development under contractual arrangements that generally require clients to pay a management fee. The Company recognizes the management fees as the services are provided.

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2015, the Company's advertising expenses were insignificant.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of significant accounting policies and business of the Company (continued):

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2015, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense recognized during the year ended December 31, 2015.

Equity instruments received for services:

The Company may provide consulting, broker and other services to its clients, pursuant to contractual arrangements, in exchange for equity instruments. Share-based payment transactions are accounted for and recognized in the statement of operations based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Management measures the fair value of the equity instruments in connection with these transactions using the stock price and other measurement assumptions as of the earlier of 1) the date that the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached or, 2) the date at which the Company's performance necessary to earn the equity instruments is complete (that is, the vesting date). During the year ended December 31, 2015, the Company recognized approximately $63,000 of revenue related to warrants received in connection with services provided to a client. This amount is included in investment banking fees in the Statement of Income and in July 2015, the warrants were distributed to the Company's member. The Company utilized a form of the Current Value Method ("CVM") to arrive at the fair value of the warrants as of the valuation date. The CVM of allocation is based on first estimating equity value on a controlling basis, assuming an immediate sale of the enterprise, and then allocating that value to the various series of preferred stock based on the series' liquidation preferences or conversion values, whichever would be greater. Key assumptions used by management in determining the fair value of the warrants included: (1) estimating a total exit (equity) value in April 2019 based on a 4x multiple of the client's implied fully-diluted post-money valuation, using the client's recent Series B price per share, (2) a target a return of 3-5x in 3-5 years, (3) probability weighting the exit value at 70% based on industry data related to product success rates, (4) present valuing the probability weighted exit value using a discount rate of 15.3% based on data obtained from a Business Valuation Review MarketData report, and (5) applying a 27% discount for lack of marketability to the risk adjusted present value of the shares, to arrive at a minority, non-marketable value for the aggregate warrants. This amount was then subtracted from the exercise price of the warrants to arrive at an estimated value.

Recently issued accounting pronouncement:

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 will eliminate the transaction and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. This ASU is effective for annual periods beginning after December 15, 2018 and must be applied retrospectively, with early adoption permitted. Management is currently assessing the impact of this ASU on its financial statements.

2. Furniture, fixtures and equipment:

As of December 31, 2015, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	85,409
Leasehold improvements		300,370
Equipment		10,910
Artwork		74,530
Furniture and fixtures		96,643
		567,862
Less accumulated depreciation and amortization		(197,529)
	$	370,333

During the year ended December 31, 2015, depreciation and amortization expense was $71,673.

3. Operating leases:

The Company leases office space under a seven-year operating lease expiring in 2020. In 2015, the Company also entered into an additional 12 month lease for office space in San Francisco expiring March 2016. Total rent expense for the year ended December 31, 2015, excluding rent expense allocated to an affiliate of the Company (Note 8), was $264,269.

Aggregate future minimum lease payments for office space for the five years subsequent to December 31, 2015 are as follows:

Year Ending December 31,		
2016	$	332,745
2017		340,455
2018		355,850
2019		372,032
Thereafter		157,880
	$	1,558,962

4. Unearned revenue:

Unearned revenue of $73,750 represents amounts billed or collected but not yet earned under existing agreements.

5. Concentrations:

During the year ended December 31, 2015, three clients accounted for approximately 15%, 13%, and 11%, respectively, of the Company's total investment banking and advisory service revenue. At December 31, 2015, two clients account for approximately 71% and 10%, respectively, of the total outstanding accounts receivable balance.

6. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the "Plan") for the benefit of its eligible employees, pursuant to Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan. Participants may contribute a percentage or specific dollar amount of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2015, the Company contributed $40,650 to the Plan.

7. Net capital requirement:

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $1,511,949 which was $1,496,289 in excess of its required net capital of $15,660 and the Company's net capital ratio was 0.1553 to 1.

The following is a reconciliation between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015) of net capital and the computation based on the audited financial statements:

	Amount
Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$ 1,534,075
Audit adjustment to accrue additional regulatory fees	(22,126)
Audit adjustment related to accounts receivable:	
Charge for uncollectible receivable	(35,000)
Portion of above that decreases non-allowable assets	35,000
Net Capital	$ 1,511,949

8. Transactions with affiliates:

Expense Sharing

At December 31, 2015, the Company had a receivable of $207,383 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2015, the Company charged the affiliate an additional $206,816 pursuant to the terms of the expense sharing agreement and the affiliate repaid $166,000 to the Company. The amount outstanding is non-interest bearing, unsecured and due on demand.

Investment banking fees and reimbursed expenses

During the year ended December 31, 2015, the Company earned investment banking fees and received reimbursed expenses of $1,615,529 for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest.

Management fees

During the year ended December 31, 2015, the Company earned management fees of $131,250 for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest.